Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify that:

FIRST: That by unanimous consent of the Board of Directors of Red Sun Mining, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and in the best interest of the shareholders of the Corporation.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Articles numbered “FIRST” so that, as amended, said Article shall be and read as follows:

FIRST: The name of this corporation is Zurvita Holdings, Inc.

RESOLVED. That the Certificate of Incorporation of this corporation be amended by changing Article numbered “FOURTH” so that, as amended, said Articles shall be read as follows:

FOURTH: The total number of shares which the corporation shall have the authority to issue is One Hundred Ten Million (110,000,000), consisting of One Hundred Million (100,000,000) shares of common stock, par value of $0.0001 per share and Ten Million shares of preferred stock, par value $0.0001 per share.

The preferred stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized, to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, terms and rights of redemption, redemption price or prices, and the liquidation preference of any unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

Each one (1) share of the Corporation’s common stock, par value $0.0001, issued and outstanding as of August 11, 2009, shall be converted into four (4) shares of the Corporation’s common stock, par value $0.0001.  Any fractional shares resulting from such conversions will be rounded up to the nearest whole number.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a majority of the corporation’s stockholders voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 14th day of August, 2009.

By: /s/ Jay Shafer

Name: Jay Shafer

Title: Chief Executive Officer